OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Temple III, Arthur		Temple-Inland Inc. (TIN)
	5030 Champions Dr.	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			02/07/2003					2/10/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Lufkin, TX 75901 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													2,503		D

	Common Stock													166,763		I		(1)

	Common Stock													1,000		I		By Wife

	Common Stock													58,500		I		(2)

	Common Stock		9-23-02		9-23-02		S			67,230	D	$44.00		0		I		(3)

	Common Stock													67,230		I		(4)

	Common Stock													78,690		I		(5)

	Common Stock													2,652		I		(6)

	Common Stock													2,652		I		(7)

	Common Stock													2,652		I		(8)

	Common Stock													2,652		I		(9)

	Preferred Stock Purchase Rights		(10)		(10)		(10)	(10)		(10)	(10)	(10)		(10)		(10)		(10)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option (right to buy)		$35.03

	Option (right to buy)		$42.78

	Option (right to buy)		$59.25

	Option (right to buy)		$47.41

	Phanton Shres		1-for-1		02/07/2003		02/07/2003		A			3,233

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/02/99	01/02/2013		Common Stock	2,000				2,000		D

	01/04/2000	01/04/2014		Common Stock	2,000				2,000		D

	02/05/2000	02/05/2009		Common Stock	2,000

	02/05/2001	02/05/2009		Common Stock	2,000

	02/05/2002	02/05/2009		Common Stock	1,000				5,000		D

	01/03/2001	01/03/2015		Common Stock	2,000				2,000		D

	(11)	(11)		Common Stock	3,233		(11)		7,952 (11)		D

Explanation of Responses:

(1) By Temple Interests, L.P., a limited partnership of which Reporting Person is a general partner. Temple Interests, L.P. owns 166,763 shares in portfolio securities. Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(2) By Katherine Sage Temple Intervivos Trust for Arthur Temple and Arthur Temple III.

(3) By self as Trustee for Arthur Temple and Mary Temple Denman Trust Part I: Arthur Temple. Beneficiary sold these shares as a diversification measure for the Trust without notification to the Trustee.

(4) By self as Trustee for Arthur Temple and Mary Temple Denman Trust Part II: Mary Temple Denman.

(5) By Arthur Temple III Testamentary Trust (Katherine Sage Temple)

(6) By self as Trustee for Arthur Temple III, Trustee of the Arthur Temple III Childrens' 1982 Trust, UTA Dated 12/06/82 FBO-John Clark Hurst, Jr.

(7) By self as Trustee for Arthur Temple III, Trustee of the Arthur Temple III Childrens' 1982 Trust, UTA Dated 12/06/82 FBO-Whitney Sage Temple.

(8) By Self as Trustee for Arthur Temple III, Trustee of the Arthur Temple III Childrens' 1982 Trust, UTA Dated 12/06/82 FBO-Susan Helen Temple.

(9) By self as Trustee for Arthur Temple III, Trustee of the Arthur Temple III Childrens' 1982 Trust, UTA Dated 12/06/82 FBO-Hannah Lea Temple.

(10) In accordance with the Shareholders Rights Plan adopted by the Company on February 3, 1999, Preferred Stock Purchase Rights are deemed to be attached to the shares of Common Stock.

(11) Phantom shares accrued under the Temple-Inland Inc. Directors' Fee Deferral Plan, which includes a dividend reinvestment feature, to be settled upon the reporting person's retirement.

Leslie K. O'Neal signed on behalf of Arthur Temple III	02/12/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.